MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2005, including the related notes therein, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

This discussion includes forward-looking statements made by management that involve uncertainties and risks, including those discussed herein and as described in the “Risk Factors” section of our Annual Information Form. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “anticipate”, “believe, “forecast”, “estimate”, and “expect” and similar expressions as they relate to the Company or its management, are intended to identify forward-looking statements. Such forward-looking statements should be given careful consideration and undue reliance should not be placed on these statements. The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them. Our actual results may differ materially from those contained in any forward-looking statements. Additional information relating to the Company is available by accessing the SEDAR website at www.sedar.com. All amounts are expressed in Canadian dollars unless otherwise indicated.

This management discussion and analysis of financial condition and results of operations has been prepared as at November 29, 2006.

OVERVIEW

Response Biomedical Corporation (“Response Biomedical” or “the Company”) develops, manufactures and sells diagnostic tests for use with its proprietary RAMP® System, a fluorescent immunoassay-based on-site diagnostic testing platform. The RAMP technology utilizes a unique method to account for sources of error inherent in conventional lateral flow immunoassay technologies, thereby providing the ability to quickly and accurately detect and quantify an analyte present in a liquid sample. Consequently, an end user on-site or in a point-of-care setting can rapidly obtain important diagnostic information. Response currently has ten tests available for clinical and environmental testing applications and the Company has plans to commercialize additional tests.

The Company’s revenues by product market segment were as follows:

Clinical products revenue, primarily from cardiovascular products, for the three and nine month periods ended September 30, 2006 increased 598% and 400% to $902,246 and $1,690,137, respectively compared to $129,260 and $337,843 for the same periods in 2005.

Vector (West Nile virus) products revenue for the three and nine month periods ended September 30, 2006 decreased 18% and 7% to $184,134 and $548,212, respectively compared to $225,633 and $590,941 for the same periods in 2005.

Biodefense revenue for the three and nine month periods ended September 30, 2006, decreased 20% and 57% to $270,126 and $602,823, respectively compared to $337,542 and $1,413,250 for the same periods in 2005.

Contract service fees and revenue from collaborative research agreements for the three and nine month periods ended September 30, 2006 increased 191% and 336% to $79,309 and $455,193, respectively compared to $27,294 and $104,433 for the same periods in 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operational milestones during the three month period ended September 30, 2006 included:

  In July 2006, the Company announced that its sales and marketing partner in Japan, Shionogi & Co., Ltd, had launched the Company’s BNP Test used to assist in the diagnosis and management of congestive heart failure;
  In July 2006, the Company announced completion of its U.S distribution network for the sale of its cardiovascular tests in the United States, with the appointment of two additional exclusive U.S. regional distributors;
  In August 2006, the Company announced that it had initiated clinical trials at four leading sites in the United States for the purpose of obtaining clearance to market the RAMP NT- proBNP Test in the U.S.; and
  In September 2006, the Company's RAMP Anthrax Test was the first and only biodetection technology approved for field use by first responders in the United States for the detection of anthrax in an independent testing program conducted by AOAC
  International and sponsored by the U.S. Department of Homeland Security.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s financial statements are prepared in accordance with Canadian GAAP. These accounting principles require management to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which it determines its assessments are reasonable based upon the information available at the time that these estimates and assumptions are made. Actual results could differ from management’s estimates. Areas of significant estimates include amortization of capital, the carrying value of convertible debentures and stock-based compensation.

The Company’s significant accounting policies are disclosed in Note 2 to the audited consolidated financial statements as at December 31, 2005. The Company believes that the significant accounting policies disclosed in its year-end financials are critical in fully understanding and evaluating its reported interim and annual financial results. Additional information relating to the Company, including its fiscal 2005 audited consolidated financial statements, is available by accessing the SEDAR website at www.sedar.com.

Revenue recognition

Product sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns. A provision for the estimated warranty expense is established by a charge against operations at the time the product is sold.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements which are non-refundable and require the ongoing involvement of the Company are deferred and amortized into income on a straight-line basis over the term of ongoing development. Upfront fees from collaborative research arrangements which are refundable are deferred and recognized once the refundability period has lapsed.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Research and development costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets Canadian GAAP for deferral and amortization.

Stock-based compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in note 10 to the unaudited interim consolidated financial statements. The Company uses the fair value method of accounting for all stock-based awards for non-employees and for all stock-based awards granted, modified or settled since January 1, 2003 for awards to employees. The fair value of stock options is determined using the Black-Scholes option-pricing model which requires certain assumptions, including future stock price volatility and expected time to exercise. Changes to any of these assumptions could produce different fair values for stock-based compensation. For stock-based awards to employees granted, modified or settled from January 1, 2002 to December 31, 2002, the Company discloses the pro forma effects to the loss for the period and loss per common share for the period as if the fair value method had been used at the date of grant.

Warranty accruals

The Company offers a warranty on its products. The Company estimates costs which may be incurred under its warranty program as liabilities at the time the products are sold. Factors that affect the Company’s warranty liability include the number of units sold, anticipated rates of warranty claims, and costs per claim, which require management to make estimates about future costs. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Convertible debentures

The carrying value of the convertible debentures was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debentures at the time the debentures were issued. The difference between the face value and the estimated carrying value of the debt was recorded as contributed surplus. The carrying value of the convertible debentures was being accreted to the principal amount using the effective yield method as additional non-cash interest expense over the term of the debentures. All debentures outstanding as at December 31, 2005 were converted in the six month period ended June 30, 2006 and accreted amounts recorded to share capital.

RESULTS OF OPERATIONS

For the three and nine month periods ended September 30, 2006 and 2005.

Revenue and Cost of Sales

Revenues from product sales for the three and nine month periods ended September 30, 2006 were $1,356,506 and $2,841,172 compared to $692,435 and $2,342,034 for the same periods in 2005, an increase of 96% and 21% respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Clinical product sales, primarily from cardiovascular products, for the three and nine month periods ended September 30, 2006 increased 598% and 400% to $902,246 and $1,690,137, respectively compared to $129,260 and $337,843 for the same periods in 2005. This increase is largely due to sales to distributors including sales to Shionogi & Co., Ltd. of Japan and recurring test sales to our growing customer base.

Sales of the Company’s West Nile Virus products for the three and nine month periods ended September 30, 2006 decreased 18% and 7% to $184,134 and $548,212, respectively compared to $225,633 and $590,941 for the same periods in 2005 due a decrease in West Nile virus testing in some U.S. states.

Biodefense product sales for the three and nine month periods ended September 30, 2006 decreased 20% and 57% to $270,126 and $602,823, respectively compared to $337,542 and $1,413,250 for the same periods in 2005. We believe the decrease in biodefense product sales is primarily due to a shift in U.S. focus and resources from biodefense toward other Department of Homeland Security initiatives. At this time, it is unknown how long this effect will continue.

Revenues from contract service fees and collaborative research arrangements for the three and nine month periods ended September 30, 2006 were $79,309 and $455,193 compared to $27,294 and $104,433 for the same periods in 2005, an increase of 191% and 336% respectively. This increase is primarily due to the timing of the performance of services required to recognize service revenue from the Company’s collaborations as well as an increase in milestone-based funding commitments by its partners.

Included in total revenues of $1,435,815 and $3,296,365 for the three and nine month periods ended September 30, 2006 is $43,826 and $164,819, respectively of revenue recognized that was deferred from prior periods and so does not result in cash in the current period.

Cost of sales for the three and nine month periods ended September 30, 2006 was $788,367 and $1,716,442 compared to $359,707 and $1,222,389 in 2005, an increase of 119% and 40% respectively. Cost of product sales includes direct manufacturing labour and materials costs, allocated overhead including depreciation, and non-cash stock-based compensation related to the granting of stock options to employees and consultants engaged in manufacturing activities.

Overall gross margin for the three and nine month periods ended September 30, 2006 was 45% and 48%, respectively compared to 50% and 50% for the same periods in 2005 due to reduced sales, both in absolute and relative terms, of biodefense products which generate higher per unit profits than other products, as well as higher rent and facility costs following the Company’s move to a larger facility in October 2005 partially offset by an increase in higher margin contract service and collaboration fees. Additionally, a lesser proportion of manufacturing capacity was used for product development purposes in the third quarter of 2006 than in 2005 resulting in a greater proportion of manufacturing overhead charged to costs of goods sold versus research and development. Going forward, the Company expects quarter-to-quarter variation in gross margin based on product mix and expects to benefit from improved economies of scale and further process improvements as it scales up and automates its manufacturing operations to meet the needs of its growing clinical test business.

Expenses

Research and development expenditures for the three and nine month periods ended September 30, 2006 increased to $1,284,753 and $3,783,792 from $970,753 and $2,473,118 for the same periods

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

in 2005, an increase of 32% and 53% respectively. The increase is primarily due to the cost incurred by the Company in development of a next generation RAMP reader in amounts of $450,000 and higher payroll to support increased product development activity on projects including tests for NT-ProBNP, Influenza A and B, Staph A and BNP totaling $73,000. The increase is offset by lower license fees in the amount of $122,000, and a lower allocation of manufacturing overhead, due to lesser proportion of manufacturing capacity used to support product development activities, in the amount of $120,000.

Marketing and business development expenses for the three and nine month periods ended September 30, 2006 decreased 14% and 27%, respectively to $684,260 and $1,775,883 compared to $799,765 and $2,433,301 for the same periods in 2005. The decrease in the third quarter of 2006 is primarily due to a reduction in sales and marketing employees due to increased use of distributors resulting in lower payroll and benefit costs totaling $171,000 and reduced travel and conference costs in the amount of $56,000. This decrease was offset by an increase in expenses related to commission, rent and professional charges paid by the Company.

General and administrative expenses for the three and nine month periods ended September 30, 2006 were $538,157 and $1,944,342 compared to $485,147 and $1,646,166 for the same periods in 2005, a increase of 11% and 18% respectively. The increase in the third quarter of 2006 is primarily due to increase in building rent, maintenance and utility cost of $40,000, increased insurance, payroll, recruiting and other overhead expenses of $80,000 and an increase in legal cost of $12,000. This increase is offset by lower stock based compensation expenses in the amount of $53,000 and lower professional fees paid to related parties compared to previous year.

Other Income/Expenses

For the three and nine month periods ended September 30, 2006, interest expenses amounted to $139 and $63,783, respectively compared to $10,859 and $12,171 for the same periods in 2005.Interest expense related to the line of credit for the three and nine month periods ended September 30, 2006 amounted to $nil and $12,419 [2005 - $10,456 and $11,457] respectively. Interest expense for debentures, including accretion, for the three and nine month periods ended September 30, 2006 amounted to $nil and $46,979 respectively [2005 - $nil and $nil]. Other interest expense, not relating to line of credit and debentures for the three and nine month periods ended September 30, 2006 amounted to $139 and $4,385 [2005 - $403 and $714] respectively

Amortization of deferred financing costs for the three and nine month periods ended September 30, 2006 were $Nil and $53,585 [2005 - $17,970 and $53,910], respectively. These costs relate to the amortization of the estimated fair value of warrants issued to a guarantor as part of a credit facility agreement and the convertible debentures from the October 2005 financing.

During the three and nine month periods ended September 30, 2006, the Company earned interest income of $35,203 and $98,398 [2005 - $1,257 and $12,671], respectively relating to funds on deposit.

Loss

For the three and nine month periods ended September 30, 2006, the Company reported a loss of $1,833,288 and $5,896,716 or $0.02 and $0.07 per share, respectively compared to a loss of $1,933,580 and $5,393,883 or $0.03 and $0.08 per share for the same periods in 2005. The increase in loss for the nine month period ended September 30, 2006 compared to the same period in 2005 is primarily due to increased research and development expenditures for new research and

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

development projects, including the Company’s next generation RAMP reader, license fees for rights to develop a RAMP NT-proBNP Test and an increase in facility costs.

SUMMARY OF QUARTERLY RESULTS

The table below sets forth selected data derived from the Company’s unaudited interim consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles for the eight previous quarters ended September 30, 2006.

	2006	2006	2006	2005	2005	2005	2005	2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$

Total Revenue	1,435,815	1,122,365	738,185	1,043,215	719,729	929,919	796,817	456,493

Loss	(1,833,288)	(1,872,023)	(2,191,405)	(3,031,101)	(1,933,580)	(1,883,294)	(1,577,008)	(1,965,811)
Loss per Share –
Basic and Diluted	(0.02)	(0.02)	(0.03)	(0.04)	(0.03)	(0.03)	(0.02)	(0.03)

Total Assets	5,936,076	8,206,769	10,164,602	2,253,939	2,049,527	2,733,627	3,297,073	4,544,784

Quarter-to-quarter variability and the general trending increase in revenue is driven primarily by the following factors:

•

Generally increasing market acceptance of the Company’s products with 2006 being the third full year of sales for West Nile Virus products, the third full year for biodefense products and the initial launch of clinical products occurring internationally in mid 2004, in the U.S. in the first quarter of 2005, and in Japan in the second quarter of 2006;

•	Seasonality related to the demand for RAMP West Nile Virus Tests where the majority of the year’s sales generally occur in the second and third quarters;
•

The timing of achievement of services contract milestones and corresponding revenue recognition as well as a general increase in contract service fees and revenue from collaborative development agreements with partners;

•	The shift of focus and resources in late 2005 by the U.S. government away from biodefense and toward other initiatives; and
•	The timing of cardiac product orders from its distributor in China.

The losses reported are primarily the result of increased research and development expenditures for new product development and to improve current products, a general increase in infrastructure across all functions to support anticipated sales and partnering requirements. In the fourth quarter of 2004 through the end of 2005 the Company experienced an increase in direct sales, marketing and business development expenditures and in the first quarter of 2006 altered its sales strategy putting a relatively greater emphasis on the utilization of distributors.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations primarily through equity and debt financings. As of September 30, 2006 the Company has raised approximately $48.6 million from the sale and issuance of equity securities and convertible debt, net of issue costs.

The Company’s working capital as of September 30, 2006 was $3,445,068, an increase of $6,350,620 from negative working capital of $2,905,552 as of December 31, 2005 and a decrease of $1,986,306 from working capital of $5,431,374 at June 30, 2006. With the growth of its operations, the Company’s requirements for working capital are increasing. For the three and nine

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

month periods ended September 30, 2006, the Company relied primarily on net proceeds of $10,989,059 from an equity private placement closed on March 30, 2006, profit margin from sales of products and collaborative research services to fund its expenditures, as well as use of its line of credit facility until it was terminated March 31, 2006.

For the three and nine month periods ended September 30, 2006, the Company incurred losses of $1,833,288 and $5,896,716, respectively versus losses of $1,933,580 and $5,393,883 for the same periods in 2005. Until the Company receives greater revenue from product sales, it expects that it will continue to fund its operations from a combination of the issuance of equity securities, contract service fees, revenues from collaborative research arrangements, and debt financing, as appropriate and where available. The Company’s ability to continue as a going concern is uncertain and dependent upon its ability to obtain additional capital in the short-term. The Company is pursuing arrangements for additional capital, however there is no certainty that funds will be available on acceptable terms, if at all. If additional funds are not obtained, the Company would have to curtail its current operations resulting in a material adverse impact on its business.

As at September 30, 2006, the Company had 17,284,309 warrants outstanding at exercise prices between $0.50 and $1.50 per share, which if fully exercised, would result in the receipt of approximately $12.3 million. The Company also had 8,104,776 stock options outstanding of which 4,250,464 were exercisable at prices between $0.27 and $1.10 per share and which, if fully exercised, would result in the receipt of approximately $2 million.

RISKS AND UNCERTAINTIES

Although the Company believes that there is a significant market opportunity for its diagnostic products, the markets for rapid on-site and point-of-care diagnostic tests are fragmented and still in their early stages of growth. Accordingly, there are a variety of risks that the Company will face in order to be successful:

1) Need to raise additional capital: The Company has incurred substantial operating losses and has had an ongoing need to raise additional funds to continue conducting its research and development programs and clinical trials, purchase capital equipment and commercialize its products; 2) Managing growth: The Company may not be able to effectively and efficiently manage the planned growth of its operations and, as a result, it may find itself unable to effectively compete in the marketplace with its products resulting in lost revenue, poor operational performance and sustained losses; 3) Suppliers: Some of the Company’s raw materials are provided by sole-source suppliers. In the event a sole-sourced material became unavailable, there may be a delay in obtaining an alternate source, and the alternate source may require significant development to meet product specifications; 4) Distribution: The Company relies significantly on third party distributors to market and sell its products. If the Company is unable to successfully negotiate or maintain acceptable agreements with potential and existing distributors, respectively, its ability to access various markets profitably with its products may be significantly restricted; 5) Intellectual property: The Company may not be able to adequately protect its technology and proprietary rights, and third parties may claim that the Company infringes their proprietary rights. There are many patent claims in the area of lateral flow immunoassays and some patent infringement lawsuits have occurred amongst parties other than ourselves, with respect to patents in this area; 6) Product liability: The Company may be subject to product liability claims, which may adversely affect its operations. Although the Company currently maintains product liability insurance, it cannot assure you that this insurance is adequate, and, at any time, it is possible that such insurance coverage may cease to be available on commercially reasonable terms, or at all; 7) Market, competition and technological risk: Significant efforts are being made by companies

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

with greater resources than the Company to develop competing technologies and products. The success of the Company will depend upon the ability of the Company to demonstrate that the competitive performance of its products. Particularly important to its future results of operations will be the Company’s success in developing the point-of-care NT-ProBNP market; 8) Government regulation: For clinical testing applications the Company requires a number of regulatory approvals to market its products and obtaining these approvals can be costly and time consuming; 9) Third-party re-imbursement: Sales and pricing of medical products, including ours, are affected by third-party reimbursement. Depending on our manufacturing costs, we may not be able to profitably sell our products at prices that would be acceptable to third party reimbursement programs; 10) Seasonality: Our business and industry is affected by seasonality, including governmental budget cycles. We may not be able to successfully scale up operations to meet demand during peak seasonal periods or scale down operations during periods of low demand, which could result in lost revenue and/or negative cash flows and losses; 11) Financial: The Company is subject to risk that the Company’s results of operations are affected by fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as a majority of its revenues are denominated in U.S. dollars. The Company mitigates foreign exchange risk as it maintains U.S. dollar bank accounts that are used to pay for expenses in U.S. dollars. Interest rate risk arises due to the Company’s cash and cash equivalents being invested in variable rate securities and the Company’s loans having fixed and variable interest rates.

Additional information relating to the Company is available by accessing the SEDAR website at www.sedar.com., including information about risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results. Such factors include, among others, those described in the Company's annual report on Form 20-F.

MATERIAL COMMITMENTS AND CONTRACTUAL OBLIGATIONS

As at September 30, 2006, the Company had the following material commitments and contractual obligations.

Commitments and Obligations	Total	< 1 Year	1 – 3 Years	4 – 5 Years	> 5 Years
	$	$	$	$	$
License Fees	1,186,800	1,126,300	33,000	22,000	5,500
Facility Sublease	896,000	744,000	152,000
Equipment	609,229	609,229
Design and Engineering Services	876,408	876,408

Total	3,568,437	3,355,937	185,000	22,000	5,500

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements requiring disclosure.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OUTSTANDING SHARE CAPITAL

As at September 30, 2006 there were 97,788,943 common shares issued and outstanding for a total of $48 million in share capital, 8,104,776 (of which 4,250,464 were exercisable) common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.58 per share, 3,613,199 common shares reserved for future grant or issuance under the Company’s stock option plan and 17,284,309 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $0.71 per share.

As at November 29, 2006 there are 98,667,443 common shares issued and outstanding for a total of $48 million in share capital, 7,608,238 (of which 3,405,340 were exercisable) common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.61 per share, 3,231,237 common shares reserved for future grant or issuance under the Company’s stock option plan and 17,284,309 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $0.71 per share.

TRANSACTIONS WITH RELATED PARTIES

The Company had various agreements with Directors and former Directors which are described in note 11 of its audited consolidated financial statements for the year ended December 31, 2005. The Company does not have any current material related party arrangements requiring disclosure.

FINANCIAL INSTRUMENTS

Certain of the Company’s financial instruments, including cash equivalents, accounts and amounts receivable and accounts payable, the carrying amounts approximate fair values due to their short term nature.

The carrying value of convertible debentures was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debentures at the time the debentures were issued. The difference between the face value and the estimated carrying value of the debt was recorded as contributed surplus. The carrying value of the convertible debentures was accreted to the principal amount using the effective yield method as additional non-cash interest expense over the term of the debenture. Accreted interest was recorded to share capital upon conversion of the debentures.

Financial risk is the risk to the Company’s results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk given that approximately 61% of total revenues for the six months ended September 30, 2006 [12 months ended December 2005 – 95%] were received in U.S. dollars. The Company minimizes this risk by maintaining a U.S. dollar account for all U.S. sales revenues and expenditures, thereby minimizing currency exchange.

Interest rate risk arises due to the Company’s cash and cash equivalents being invested in variable rate securities.